90 South 7th Street, Suite 3300
Minneapolis, MN 55402

September 7, 2005	Christopher J. Melsha Direct Phone: (612) 672-8343 Direct Fax: (612) 642-8343 Chris.Melsha@maslon.com

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Jeffrey P. Riedler
Assistant Director

Re:	VioQuest Pharmaceuticals, Inc. (the “Company”)
Revised Proxy Statement on Schedule 14A
File No. 0-16686
Filed: August 19, 2005

Dear Mr. Riedler:

This letter will respond on behalf of the Company to your comment letter dated September 2, 2005 (the "Comment Letter") with respect to the Company’s Revised Proxy Statement on Schedule 14A (the “Proxy Statement”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses, which have been numbered to correspond to your letter. In addition, enclosed herewith are 6 copies of the Company’s amendment to the Proxy Statement, including 3 copies which are marked to show changes from the Company’s August 19, 2005 filing.

Revised Schedule 14A

Tandy Representation

1.    In our first comment letter we asked for the following representation to be given in connection with your response to our comments:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Jeffrey P. Riedler
September 7, 2005

We note that you did not provide a letter acknowledging the language included in this comment. Please advise us or provide us with this representation in your next response letter.

Response: We have enclosed the requested Tandy representation from the Company, as requested.

“Following the Merger, if we are unable to hire additional qualified ….,” page 15

2.    We note your response to comment 21 and your revised disclosure. Please quantify approximately how many additional employees you expect to hire in the areas you have identified in this risk factor as well as the approximate time frame in which you plan to hire these additional employees. If you are unable to quantify the approximate number of additional employees, please so state and include the reasons you cannot provide the amount.

Response: The Company has revised this risk factor, as requested. Specifically, the Company has disclosed that the only employee it intends to hire following the merger is a chief medical officer. The Company intends to satisfy its need for other personnel in the areas noted by engaging third party consultants and contractors as needed. See page 15.

Federal Income Tax Consequences of Reincorporation, page 29

3.    We note your response to comment 30 and reissue the comment. Please state whether or not you will have or will obtain a tax opinion regarding the reincorporation. If you have not or are not obtaining an opinion, state the basis for the disclosure in the tax section.

Response: We have revised the disclosure to state that the Company will not be obtaining a tax opinion with respect to the consequences of the proposed reincorporation. See page 34. The Company’s basis for its disclosures concerning the tax consequences is the advice it has received from counsel. Please note that the disclosure already indicates that the Company has “been advised by counsel” with regard to the expected tax consequences.

The Merger, page 40.

4.    We note your response to comment 35 and have received your application for confidential treatment with respect to Greenwich’s agreements with the Cleveland Clinic Foundation and the University of South Florida research Foundation, respectively. We are currently reviewing your application and will issue any comments in a separate letter.

Response: None.

5.    Refer to your response to comment 66. We note that you added certain disclosures as “Pro forma information.” It is not clear what this amount represents. Your presentation also does not address the requirement that this be presented in columnar format to clearly indicate what these represent and the impact of the proforma numbers. Please revise your disclosure to clarify what this “Pro forma information” is and present it in the described format. To the extent that pro forma EPS differs from the EPS presented here, disclose that in a similar format. Consider the need to disclose this information in summary format for VioQuest here as well to better understand what is being presented on a pro forma basis. Refer to Item 3(f) of the instruction to Form S-4.

Jeffrey P. Riedler
September 7, 2005

Response: The Company has revised the proxy statement to include additional pro forma selected information and has done so in a more clear format, as requested. See page 61.

Pro Forma Financial Information, page 68

(1) Description of Transaction and Basis of Presentation, page 73

6.    Please refer to your response to our prior comment 68. We recognize that this is a preliminary valuation. However the state of this fact does not address why you feel the payment of contingent consideration discussed in the second to the last paragraph on page 73 will allow you to increase the charge to IPR&D when made. Please explain to us why you feel that this apparent residual valuing methodology is appropriate.

Response: The Company believes that the additional contingent purchase price of $5,995,000 is adquately supported based upon a preliminary discounted cash flow evaluation of Greenwich’s technology.  The additional purchase price of $5,995,000 which would be charged to IPR&D upon the achievement of certain milestones relating to the clinical development of Greenwich’s product candidates is calculated by taking the share price of $.70 multiplied by one-half of the merger shares and merger warrants.  The total transaction costs charged to IPR&D would be approximately $12,935,000 taking into effect the initial transaction cost of approximately $6,940,000 for the preliminary estimate of the portion of the purchase price allocated to acquired IPR&D, in addition to the additional purchase price $5,995,000 upon the achievement of certain milestones.

Financial Statements - Greenwich Therapeutics, Inc., page C-1

Statement of Cash Flows, page C-6

7.    Please refer to your response to our prior comment number 70. Please clarify on the face of the statement of cash flows, or in a note to the financial statements that this transaction does not represent an actual advance to the company, but instead represents a non-cash transaction where the related party pays directly the expenses. Also clarify in your disclosure in note 7 that you did not actually physically receive these advances as the current wording seems to imply, but that the related party made additional payments for your benefit. Refer to paragraph 32 of SFAS 95.

Jeffrey P. Riedler
September 7, 2005

Response: The statement of cash flows has been revised to clarify on its face that the subject transaction did not represent a cash advance to Greenwich. See page C-6. In addition, note 7 has been revised, as requested. See page C-9.

* * *

Upon review of this response letter, if you have any additional questions or comments concerning the Company or the Proxy Statement, or if you wish to discuss any the responses, please do not hesitate to contact the undersigned at (612) 672-8343.

/s/ Christopher J. Melsha
Christopher J. Melsha

cc:	Song P. Brandon, Esq.
Brian Lenz
Kristen J. Wilcox, Esq.